

PINNACLE BANCSHARES, INC.

2004 ANNUAL REPORT

PINNACLE BANCSHARES, INC.
1811 Second Avenue
Jasper, Alabama 35502

To our Stockholders and Friends:

The interest rate environment over the last five years has been challenging. In 1999 and early 2000, rates rose rapidly due to Y2K and other fears. In 2001 through early 2004, the Federal Reserve Board initiated declines in prevailing interest rates to historic lows. The yield curve steepened as long-term interest rates rose in early 2004, supported by successive interest rate increases by the Federal Reserve throughout 2004 and 2005. In late 2004, the yield curve flattened as short-term rates increased and long-term rates declined.

Each Federal Reserve rate increase becomes more challenging to offset. Our ability to delay deposit increases and less aggressive repricing of maturing certificates of deposit have allowed us to offset the negative impact of recent rate movements. Although we believe that Pinnacle Bank is not significantly affected by changes in interest rates over an extended period of time, a continuing flattening of the yield curve will present a continuing challenge for all financial institutions, including Pinnacle Bank.

In response to the changing interest rate environment, in 2004 we partially restructured our securities portfolio. Although we incurred losses of $374,000 in connection with these transactions, we believe that our actions were in the long-term interest of your Company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, Pinnacle Bancshares will be required under rules adopted by the SEC to include in its annual reports a report by management on our internal control over financial reporting and an accompanying auditor's report. In March 2005, the SEC extended the Section 404 compliance date for our Company and other non-accelerated filers. Under the extension, we must begin to comply with these requirements for our fiscal year ending December 31, 2006. We currently estimate that compliance with these new requirements will cost our Company approximately $100,000 annually.

We continue to be committed to improving profitability, while working also to both maintain and improve our risk posture.

Thank you for your support of Pinnacle Bancshares.

Sincerely,

Robert B Nolen

Robert B. Nolen, Jr.
President and Chief Executive Officer
Pinnacle Bancshares, Inc.
Pinnacle Bank

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BALANCE SHEET AND OTHER DATA

	At December 31, 2004	At December 31, 2003
	(Dollars in Thousands)	
AMOUNT OF:		
:ts	$ 207,832	$ 208,574
ns, net	99,600	105,477
rest-bearing deposits in other banks	485	256
urities available-for-sale	89,025	83,325
ans held for sale	1,206	1,428
posits	179,966	179,939
bordinated debt	3,093	3,093
rrowed funds	2,580	3,465
ockholders' equity	19,914	19,431
IBER OF:		
eal estate loans outstanding	2,116	2,263
avings accounts	13,157	13,624
ull-service offices open	6	6

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
	(In Thousands)	
NTEREST INCOME	$ 10,636	$ 11,287
INTEREST EXPENSE	3,516	3,906
Net interest income before provision for loan losses	7,120	7,381
PROVISION FOR LOAN LOSSES	588	963
Net interest income after provision for loan losses	6,532	6,418
NONINTEREST INCOME	1,763	2,845
NONINTEREST EXPENSE	5,794	5,569
INCOME TAX EXPENSE	769	1,268
Net income	$ 1,732	$ 2,426

OTHER DATA

	For the Years Ended December 31,	
	2004	2003
Interest rate spread	3.6%	3.7%
Yield on average interest earning assets	5.5	5.7
Return on average assets (net income divided by average total assets)	.82	1.1
Return on average equity (net income divided by average equity)	8.8	12.4
Equity-to-assets ratio (average equity divided by total average assets)	9.3	9.0
Dividend payout ratio (dividends declared divided by net income)	39.0	26.2

YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

	For the Years Ended December 31,	
	2004	2003
Weighted average yield on loans	6.9%	7.1%
Weighted average yield on securities available-for-sale	3.9	3.7
Weighted average yield on all interest-earning assets	5.5	5.7
Weighted average rate paid on deposits	1.8	2.0
Weighted average rate paid on borrowed funds	4.2	3.6
Weighted average rate paid on all interest-bearing liabilities	1.9	2.0
Weighted average rate paid on subordinated-debentures	4.6	0
Interest rate spread (spread between weighted average rate on all interest-bearing assets and all interest bearing-liabilities)	3.6	3.7
Net yield (net interest income as percentage of interest-earning assets)	3.7	3.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

INTRODUCTION

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains six branches in Jasper, Haleyville, Sumiton, Vestavia and Trussville, Alabama.

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending, commercial real estate lending and retail consumer lending. The Company's principal lending area is Walker, Jefferson, Shelby, and Winston counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market and other markets contiguous with the Company's current market area as appropriate opportunities become available.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans).

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling costs. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

ASSET-LIABILITY MANAGEMENT

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its balance sheet.

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 50, 100 and 200 basis point rate increase applied to all interest-earning assets and interest-bearing liabilities, the Company would expect net losses in fair value of the equity in the underlying instruments of approximately ($177,000), ($427,000) and ($1,162,000) respectively. Under a scenario simulating a hypothetical 50, 100 and 200 basis point rate decrease, the Company would expect net changes in projected net income for the first year of approximately $238,000, ($112,000) and ($1,127,000), respectively. This hypothetical is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate increased at each Federal Open Market Committee meeting by 25 basis points and ended the year at 2.25%. Although each FRB rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. The Company is most impacted at this time by the increase in short term interest rates which continues to put upward pressure on transaction deposit rates and short term borrowings from the Federal Home Loan Bank. Under traditional measures of interest rate gap positions, the Company is moderately liability sensitive in the short-term.

FINANCIAL CONDITION

Total assets were $207.8 million, at December 31, 2004, as compared to $208.6 million, at December 31, 2003. Total securities available-for-sale increased $5.7 million, to $89.0 million at December 31, 2004 from $83.3 million at December 31, 2003. This increase was primarily due to purchases exceeding calls, maturities, and sales. The Bank had $12.0 million in agency securities called in 2004. Also during the fiscal year ended December 31, 2004, the Bank sold $46.7 million in agency securities. The Bank restructured its securities portfolio in response to interest rates and incurred losses of $374,000 on these sales. With the proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and Federal Home Loan Bank ("FHLB") Advances, the Bank purchased $69.7 million in agency securities with an average yield of 4.13% during fiscal year ended December 31, 2004.

At December 31, 2004, the Company's securities portfolio of $89.0 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be carried at fair value with the unrealized gains/losses, net of income tax effect, to be reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $5.9 million, to $99.6 million at December 31, 2004, from $105.5 million at December 31, 2003. This decrease was primarily due to refinancing activities of residential mortgages from adjustable rates to fixed rates, which the Bank sells in the secondary market. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

Total deposits were approximately $180.0 million at December 31, 2004 and December 31, 2003.

On December 22, 2003, the Company established Pinnacle Capital Trust I, (the "Trust") a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $93,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds from the issuance of the common and preferred securities to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet at December 31, 2004 and the $3,093,000 obligation of Pinnacle Bancshares, Inc. is included in subordinated debt.

During the fiscal years ended December 31, 2004 and 2003, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. During the fiscal year ended December 31, 2004, the Bank used proceeds from borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2004 and 2003 was $10 million and $13.5 million, respectively. The average amount outstanding during fiscal years December 31, 2004 and 2003 was $1.5 million and $2.6 million, respectively.

RESULTS OF OPERATIONS

General

The Company's income is derived principally from net interest income, which is the difference between interest income on loans and securities, net of provisions for losses, and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, fee and service charge income, operating expenses, and income taxes.

Net Income

The Company reported net income of $1,732,000 for the fiscal year ended December 31, 2004, compared with net income of $2,426,000 in the prior year, a decrease of approximately 29%. The decrease in net income was primarily attributable to decreases in net gains on the sales of loans held for sale and available-for-sale securities of $360,000 and $774,000, respectively. During the fiscal year ended December 31, 2004, the Company restructured a portion of its portfolio in response to changes in interest rates and incurred losses of approximately $374,000 in connection with these transactions.

Interest Income

Interest income on loans and securities decreased approximately $651,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. The decrease was primarily due to a decrease in the average balance of loan and securities of approximately $5.6 million and decreases in market interest rates, causing a decrease in the yield earned, from 5.7% in 2003 to 5.5% in 2004.

Other interest income increased approximately $20,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. This increase was primarily due to an increase in the average balance of interest-bearing deposits in other banks of approximately $715,000 as well as an increase in yields earned from 1.1% in 2003 to 1.5% in 2004.

Interest Expense

Interest expense on deposits decreased approximately $511,000 from the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2004. The decrease was primarily due to a decrease in the weighted average rate paid on deposits, as a result of a decline in average rates offered from 2.0% in 2003 to 1.8% in 2004.

Interest expense on borrowed funds was $173,000 for the fiscal year ended December 31, 2004, compared to $195,000 for fiscal year ended December 31, 2003. The decrease was primarily due to a decrease in the average balance of borrowed funds of approximately $1,226,000. This decrease was offset by an increase in the weighted average rate paid on borrowed funds from 3.6% in 2003 to 4.2% in 2004.

Interest expense on subordinated debentures was $144,000 for fiscal year ended December 31, 2004. On December 22, 2003, the Company established Pinnacle Capital Trust I, a wholly-owned statutory business trust. The Company did not have any expense on this subordinated debenture for fiscal year ended December 31, 2003.

Provision for Loan Losses

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provisions for losses on loans amounted to $588,000 and $963,400, for the fiscal years ended December 31, 2004 and 2003, respectively. This decrease was primarily due to improved credit quality.

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Total non-performing assets as of December 31, 2004 were $599,000, as compared to $1,023,000 at December 31, 2003. This decrease in non-performing assets was primarily due to sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2003 were $2,891,000 as compared to $1,626,000 as of December 31, 2004. This decrease was primarily due to improved credit quality.

Noninterest Income

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain (loss) on sales of assets decreased $1,082,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. The decrease was due primarily to a decrease in the gain on sales of securities available-for-sale of $774,000, a decrease in the gain on sale of mortgage loans of $360,000, and a decrease in fees and service charges on deposit accounts of $15,000. The decrease was offset by an increase the gain on sale of real estate owned of $67,000.

Noninterest Expense

Noninterest expense increased $225,000 from the fiscal year ended December 31, 2003 to the fiscal year ended December 31, 2004. This increase was due primarily to a increase in compensation expense of $192,000 and an increase in occupancy expense of $39,000. This increase was offset by a decrease in all other non-interest expense of $6,000.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 12 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturities or sales of securities, and loan sales. The entire securities portfolio at December 31, 2004, was classified as "available-for-sale," with a fair value of $89.0 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2004, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale and FHLB stock, totaled approximately $93.4 million, compared to $87.8 million at December 31, 2003. This increase in liquid assets of $5.6 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2004, the Bank had an approved credit availability of $31.2 million at the FHLB. At December 31, 2004, the Bank had no advances on this credit line.

Capital Resources

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2004 was approximately $19.9 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2004, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

As of December 31, 2004, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulatory definitions. If these Trust Preferred Securities have not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

During the fiscal year ended December 31, 2004, the Bank repurchased 29,800 shares of its capital stock at an average price of $16.02 per share. On June 10, 2004, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 77,169 shares. The Company pursued an active stock repurchase program in 2004 in order to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company will consider additional repurchase programs in the future.

The following table details purchases under the Company's stock repurchase program during year ended December 31, 2004.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased As Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 1-31, 2004	0	0	0	0
February 1-29, 2004	9,900	$ 17.85	9,900	25,300
March 1-31, 2004	0	0	0	0
April 1-30, 2004	0	0	0	0
May 1-31, 2004	5,000	$ 14.32	5,000	20,300
June 1-30, 2004	14,000	$ 15.40	14,000	6,300
July 1-31, 2004	0	0	0	0
August 1-31, 2004	0	0	0	0
September 1-30, 2004	0	0	0	0
October 1-31, 2004	0	0	0	0
November 1-30, 2004	900	$ 15.08	900	5,400
December 1-31, 2004	0	0	0	0
Total	29,800	$ 16.02	29,800	5,400

IMPACT OF INFLATION

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. Liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels, and management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of operations of the Company.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, the Company is not able to determine whether the adoption of these new provisions will have a material impact on its consolidated financial position or results of operations.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Its adoption is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, (*Accounting for Stock-Based Compensation*). This statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the first interim period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005 as required.

MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2004, the Company had 1,553,778 shares of common stock outstanding and 353 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

	Price Range Common Stock	
	High	Low
Fiscal Year Ended December 31, 2004		
First quarter	$ 18.500	$ 16.050
Second quarter	17.100	13.500
Third quarter	15.500	14.050
Fourth quarter	16.400	14.250
Fiscal Year Ended December 31, 2003		
First quarter	$12.000	$ 11.200
Second quarter	14.380	11.800
Third quarter	14.400	13.400
Fourth quarter	16.670	13.900

Dividends of $.43 ($.10 in the first quarter and $.11 in the second, third and fourth quarters) were declared and paid during 2004. Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during 2003. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

cash flows using current rates at which loans ...
ratings. The carrying amount of ...

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Report of Independent Registered Public Accounting Firm

The Board of Directors
Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. and subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 15, 2005

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash and cash equivalents	$ 3,451,046	$ 3,519,377
Interest-bearing deposits in other banks	484,958	256,294
Securities available-for-sale	89,025,401	83,325,381
FHLB Stock	417,000	732,400
Loans held for sale	1,206,322	1,428,190
Loans receivable, net of allowance for loan losses of $1,167,263 and $1,467,128, respectively	99,599,999	105,477,419
Real estate owned, net	598,642	1,023,026
Premises and equipment, net	5,723,120	5,790,124
Goodwill	306,488	306,488
Bank owned life insurance	4,797,758	4,514,902
Accrued interest receivable	1,254,307	1,362,440
Other assets	967,308	838,150
Total assets	$ 207,832,349	$ 208,574,191
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits	$ 179,965,635	$ 179,939,397
Subordinated debt	3,093,000	3,093,000
Borrowed funds	2,580,000	3,465,000
Official checks outstanding	1,103,521	1,481,801
Accrued interest payable	498,656	439,729
Other liabilities	677,107	724,068
Total liabilities	187,917,919	189,142,995
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 2,400,000 authorized; 1,821,780 and 1,800,813 issued at December 31, 2004 and 2003 respectively, 1,553,778 and 1,562,611 outstanding at December 31, 2004 and 2003, respectively.	18,218	18,008
Additional paid-in capital	8,418,897	8,219,941
Treasury shares, at cost (268,002 shares and 238,202 shares at December 31, 2004 and 2003, respectively)	(3,220,730)	(2,743,245)
Retained earnings	15,571,155	14,508,277
Accumulated other comprehensive loss, net of tax	(873,110)	(571,785)
Total stockholders' equity	19,914,430	19,431,196
Total liabilities and stockholders' equity	$ 207,832,349	$ 208,574,191

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INTEREST REVENUE:		
Interest on loans	$ 7,293,812	$ 8,299,438
Interest and dividends on securities	3,298,187	2,963,742
Other interest	44,212	23,795
	10,636,211	11,286,975
INTEREST EXPENSE:		
Interest on deposits	3,199,205	3,710,431
Interest on borrowed funds	173,181	195,095
Interest on subordinated debentures	143,823	0
	3,516,209	3,905,526
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	7,120,002	7,381,449
PROVISION FOR LOAN LOSSES	588,000	963,374
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,532,002	6,418,075
NONINTEREST INCOME:		
Fees and service charges on deposit accounts	948,765	963,606
Service fee income, net	163,953	162,600
Fees and charges on loans	189,196	173,824
Bank owned life insurance	282,856	285,622
Net gain (loss) on sale or write-down of:		
Loans held for sale	541,447	901,879
Real estate owned	11,037	(55,718)
Premises and equipment	0	13,500
Securities available-for-sale	(373,841)	399,827
	1,763,413	2,845,140
NONINTEREST EXPENSE:		
Compensation and benefits	3,407,562	3,215,696
Occupancy	1,059,261	1,020,285
Marketing and professional	239,117	249,401
Other	1,088,560	1,083,881
	5,794,500	5,569,263
INCOME BEFORE INCOME TAXES	2,500,915	3,693,952
INCOME TAX EXPENSE	768,735	1,267,588
NET INCOME	$ 1,732,180	$ 2,426,364
Basic earnings per share	$ 1.11	$ 1.53
Diluted earnings per share	$ 1.09	$ 1.50
Cash dividends per share	$ 0.43	$ 0.40
Weighted average basic shares outstanding	1,557,454	1,586,044
Weighted average diluted shares outstanding	1,596,253	1,620,302

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional	Treasury	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Paid-in Capital	Stock	Earnings	(Loss) Income, Net of Tax	Stockholders' Equity
BALANCE, December 31, 2002	1,792,086	$17,921	$ 8,131,746	$ (1,497,777)	$ 12,716,579	$ 587,009	$ 19,955,478
Comprehensive income:							
Net income	0	0	0	0	2,426,364	0	2,426,364
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	(1,158,794)	(1,158,794)
Comprehensive income							1,267,570
Exercise of stock options	8,727	87	88,195	0	0	0	88,282
Cash dividends ($.40 per share)	0	0	0	0	(634,666)	0	(634,666)
Repurchase of 98,800 shares of common stock	0	0	0	(1,245,468)	0	0	(1,245,468)
BALANCE, December 31, 2003	1,800,813	18,008	8,219,941	(2,743,245)	14,508,277	(571,785)	19,431,196
Comprehensive income:							
Net income	0	0	0	0	1,732,180	0	1,732,180
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	(301,325)	(301,325)
Comprehensive income							1,430,855
Exercise of stock options	20,967	210	198,956	0	0	0	199,166
Cash dividends ($.43 per share)	0	0	0	0	(669,302)	0	(669,302)
Repurchase of 29,800 shares of common stock	0	0	0	(477,485)	0	0	(477,485)
BALANCE, December 31, 2004	1,821,780	$18,218	$ 8,418,897	$ (3,220,730)	$ 15,571,155	$ (873,110)	$ 19,914,430

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,732,180	$ 2,426,364
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	496,550	477,987
Provision for loan losses	588,000	963,374
Provision for losses on real estate owned	0	111,626
Provision for deferred taxes	18,958	44,845
Amortization, net	(525,758)	(219,727)
Bank owned life insurance income, net	(282,856)	(285,622)
Net (gain) loss on sale or write-down of:		
Loans held for sale	(541,447)	(901,879)
Securities available-for-sale	373,841	(399,827)
Real estate owned	(11,037)	55,718
Premises and Equipment	0	(13,500)
Proceeds from sales of loans	39,601,726	76,115,402
Loans originated for sale	(38,838,411)	(71,672,998)
Decrease (increase) in accrued interest receivable	108,133	(44,380)
(Increase) decrease in other assets	(146,116)	283,006
Increase (decrease) in accrued interest payable	58,927	(174,591)
Decrease in other liabilities	(348,287)	(597,312)
Net cash provided by operating activities	2,284,403	6,168,486
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net loan repayments	5,021,545	12,348,693
Net change in interest bearing deposits in other banks	(228,664)	101,173
Purchases of securities available-for-sale	(69,726,158)	(96,705,000)
Proceeds from sales of securities available-for-sale	46,689,977	46,399,828
Proceeds from maturing or callable securities available-for-sale	17,180,280	40,753,946
Proceeds from sale of Federal Home Loan Bank stock	315,400	242,600
Purchases of premises and equipment	(429,546)	(625,998)
Proceeds from sales of premises and equipment	0	26,210
Investment in unconsolidated subsidiary	0	(93,000)
Proceeds from sales of real estate owned	1,009,094	1,311,160
Net cash (used in) provided by investing activities	(168,072)	3,759,612
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in passbook, NOW, and money market deposit accounts	2,256,791	2,626,313
Proceeds from sales of time deposits	19,460,382	19,912,231
Payments on maturing time deposits	(21,690,935)	(31,553,877)
Decrease in borrowed funds	(885,000)	(2,475,000)
Proceeds from issuance of subordinated debt	0	3,093,000
Debt issuance cost related to issuance of subordinated debt	0	(60,000)
Decrease in official checks outstanding	(378,280)	(22,492)
Proceeds from exercise of stock options	199,166	88,282
Repurchase of common stock	(477,485)	(1,245,468)
Payments of cash dividends	(669,302)	(634,666)
Net cash used in financing activities	(2,184,663)	(10,271,677)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(68,331)	(343,579)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,519,377	3,862,956
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,451,046	$ 3,519,377
SUPPLEMENTAL DISCLOSURES:		
Cash payments for interest	$3,457,282	$4,080,117
Cash payments for income taxes	645,000	1,400,938
Real estate acquired through foreclosure	573,673	892,820

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

Nature of Operations

The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned.

Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks.

Securities

Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive income. The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

Amortization of premiums and accretion of discounts is computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2004 or 2003. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

The Company enters into interest rate lock commitments, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's consolidated financial position or results of operations.

Loans Receivable

Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method which approximates the level yield method over the lives of the related loans. Interest accrual on loans is generally discontinued and uncollected accrued interest is reversed if principal or interest payments become 90 days past due, unless the credit is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2004 or 2003.

Loan Origination Fees, Loan Commitment Fees and Premiums and Discounts

Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loan over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value, less expected selling cost. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

Long-Lived Assets

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, and ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2004 and 2003, indicated there was no goodwill impairment. Therefore, the Company has no changes in the carrying amount of goodwill from December 31, 2003 to December 31, 2004.

Bank Owned Life Insurance

The Company has bank owned life insurance on certain current and former key officers of the Company. The life insurance policies were purchased to reduce costs associated with certain existing employee benefits. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

Stock-Based Compensation

In accordance with the provision of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to record compensation cost under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and accordingly does not recognize compensation cost due to the fact that all options granted were priced at the fair value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the impact on the Company's net income would not have been material.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised and converted into common stock and is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

The following table represents the earnings per share calculations for the years ended December 31, 2004 and 2003:

For the Years Ended	Net Income	Shares	Per Share Amount
December 31, 2004			
Basic earnings per share	$ 1,732,180	1,557,454	$ 1.11
Dilutive securities		38,799	
Diluted earnings per share	$ 1,732,180	1,596,253	$ 1.09
December 31, 2003			
Basic earnings per share	$ 2,426,364	1,586,044	$ 1.53
Dilutive securities		34,258	
Diluted earnings per share	$ 2,426,364	1,620,302	$ 1.50

For the years ended December 31, 2004 and 2003, no options were excluded from the calculation of diluted EPS, as the exercise price of all option was less than the average market price.

Recent Accounting Pronouncements

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of operations of the Company.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, the Company is not able to determine whether the adoption of these new provisions will have a material impact on its consolidated financial position or results of operations.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Its adoption is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, (*Accounting for Stock-Based Compensation*). This statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operation. The revised statement is effective as of the first interim period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005 as required.

2. SECURITIES

The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2004 and 2003 are as follows:

	December 31, 2004			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$58,957,618	$ 0	($1,039,671)	$57,917,947
Other Securities	716	0	0	716
Mortgage-Backed Securities	31,460,672	135,454	(489,388)	31,106,738
	$90,419,006	$ 135,454	($1,529,059)	$89,025,401

	December 31, 2003			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$75,669,244	$ 42,503	($1,116,652)	$74,595,095
Other Securities	716	0	0	716
Mortgage-Backed Securities	8,563,017	192,088	(25,535)	8,729,570
	$84,232,977	$234,591	($1,142,187)	$83,325,381

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	**Fair Value**
Due in one year or less	$ 0	$ 0
Due after one year through five years	29,961,458	29,436,897
Due after five years through ten years	28,996,876	28,481,766
	58,958,334	57,918,663
Mortgage-Backed Securities	31,460,672	31,106,738
	$90,419,006	$89,025,401

Securities of approximately $26 million at December 31, 2004 and 2003, respectively, were pledged to secure deposits. Deposits associated with pledged securities had aggregate balances of approximately $19 million and $20 million at December 31, 2004 and 2003, respectively. Gross gains realized on sales were $35,278 during December 31, 2004. Losses realized on sales were $409,119 during 2004. Gross gains realized on sales were $399,827 during 2003. There were no realized losses on sales during 2003.

The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss
Securities of U.S. Government Agencies	$47,268,066	$ 685,135	$10,640,077	$ 354,536	$57,908,143	$1,039,671
Other Securities	0	0	0	0	0	0
Mortgage-Backed Securities	25,039,575	475,608	1,134,323	13,780	26,173,898	489,388
	$72,307,641	$ 1,160,743	$11,774,400	$ 368,316	$84,082,041	$1,529,059

At December 31, 2004, the Company had 9 individual investment positions that were in an unrealized loss position or impaired for more than twelve months. All of these investment positions' impairments are deemed not to be other-than temporary impairments and are primarily due to the fact that these securities have experienced volatility in their fair value as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any other than temporary impairment to develop related to these investment positions.

3. LOANS RECEIVABLE

Loans receivable, net at December 31, 2004, are summarized as follows:

	2004	2003
Residential and commercial real estate mortgage loans with variable rates	$ 29,688,078	$ 28,109,526
Residential and commercial real estate mortgage loans with fixed rates	34,672,845	40,927,949
Real estate construction loans	12,019,555	14,060,167
Commercial loans	10,806,851	10,567,871
Consumer loans	13,709,262	13,444,417
	100,896,591	107,109,930
Allowance for loan losses	(1,167,263)	(1,467,128)
Unearned income	(129,329)	(165,383)
	$ 99,599,599	$105,477,419

During fiscal years 2004 and 2003, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2004 and 2003 amounted to $884,367 and $942,512, respectively. The change from December 31, 2003 to December 31, 2004 reflects payments amounting to $286,418 and advances of $228,273 made during the year.

The Bank has a credit concentration in residential and commercial real estate mortgage loans. Approximately $64 million and $69 million at December 31, 2004 and 2003, respectively, of the Bank's total loan portfolio represented first or second mortgage residential and commercial real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2004, the largest amount loaned by the Bank to one borrower was $2.3 million, which was approximately 11% of the Company's stockholders' equity.

A reconciliation of the allowance for loan losses is as follows:

	2004	2003
Balance at beginning of year	$ 1,467,128	$ 1,322,380
Charge-offs	(1,070,765)	(1,048,617)
Recoveries	182,900	229,991
Provision	588,000	963,374
Balance at end of year	$ 1,167,263	$ 1,467,128

The Bank was servicing first mortgage loans for others totaling $67,313,826 and $64,593,371 at December 31, 2004 and 2003, respectively. The liability associated with the Company's total servicing portfolio at December 31, 2004 and 2003 was not deemed significant by the Company.

At December 31, 2004, the Bank had outstanding loan commitments of $22,852,556, including $5,412,398 in undisbursed construction loans in process; $16,547,158 in unused lines and letters of credit; and $893,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

The Company had approximately $726,000 and $728,000 of loans classified as non-accrual at December 31, 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, gross interest income of $8,941 and $22,889 respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $5,743 and $3,639 for the years ended December 31, 2004 and 2003, respectively.

4. REAL ESTATE OWNED

Activity in the allowance for losses on real estate owned is as follows:

	2004	2003
Balance at beginning of year	$ 65,626	$ 0
Provision	0	111,626
Charge-offs, net of recoveries	(4,000)	(46,000)
Balance at end of year	$ 61,626	$ 65,626

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$ 883,230	$ 883,230
Buildings and leasehold improvements	6,677,797	6,522,761
Furniture, fixtures, and equipment	5,034,866	4,773,555
Automobiles	113,014	111,336
	12,708,907	12,290,882
Less accumulated depreciation	(6,985,787)	(6,500,758)
	$5,723,120	$5,790,124

Depreciation expense for the fiscal years ended December 31, 2004 and 2003 on premises and equipment was approximately $497,000 and $478,000, respectively.

The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2004 and 2003, respectively, include rental expense under these leases of $108,061 and $109,527, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2004	Amount
2005	$61,565
2006	58,565
2007	41,687
2008	14,400
2009	14,400
Thereafter	115,200
Total	$305,817

The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 for the fiscal years ended December 31, 2004 and 2003, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 for each of the fiscal years ended December 31, 2004 and 2003, respectively.

6. DEPOSITS

Deposits at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Passbook accounts	$ 18,047,218	$ 17,072,161
NOW accounts	19,635,415	17,323,986
Money market deposit accounts	8,934,786	11,593,749
Noninterest-bearing accounts	11,022,644	9,393,376
	57,640,063	55,383,272
Time deposits:		
Fixed-rate certificates less than $100,000	69,037,464	72,755,523
Fixed-rate certificates greater than $100,000	53,288,108	51,800,602
	122,325,572	124,556,125
	$179,965,635	$179,939,397

The amounts and scheduled maturities of time deposits at December 31, 2004 are as follows:

2005	$82,308,055
2006	10,274,723
2007	12,772,790
2008	7,032,201
2009 and thereafter	9,937,803
	$122,325,572

Interest expense on deposits is summarized as follows:

	2004	2003
Passbook accounts	$ 59,200	$ 55,943
NOW accounts	26,837	28,055
Money market deposit accounts	58,034	55,732
Fixed-rate certificates less than $100,000	1,766,818	2,211,236
Fixed-rate certificates greater than $100,000	1,288,316	1,359,465
	$ 3,199,205	$ 3,710,431

7. SUBORDINATED DEBT

On December 22, 2003, the Company established Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the Trust and acquired the Trust's common securities for $93,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $3,093,000 obligation of the Company is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 22, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Bancshares, Inc.'s obligation under the Subordinated Debentures together with the guarantee and other back-up obligation, in aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over a 3 month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures or December 30, 2033. Interest is payable quarterly. The Company may defer the payment of interest at any time fo a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the state maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred an the Company's ability to pay dividends on the common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed pri to maturity at the Company's option on or after January 7, 2009. The Trust Preferred Securities may also redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations tl result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentui (2) interest payable by the Company on the Subordinated Debentures becoming non-deductible for federal purposes, (3) the requirement for Trust Preferred Securities as "Tier I Capital" under the Federal Reserve cap adequacy guidelines.

Debt issuance cost of $58,000 consisting primarily of underwriting discounts and professional fees are includ other assets in the accompanying consolidated statements of financial condition as of December 31, 2004. T debt issuance costs are being amortized over 30 years using the straight-line method.

8. BORROWED FUNDS

Borrowed funds at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Warrants payable: $205,000 with an interest rate of 5.35%, maturing one year or less; $455,000 with an interest rate of 5.48%, maturing greater than one year through 3 years; $530,000 with an interest rate of 5.83%, maturing greater than 3 years through 5 years; $1,390,000 with an interest rate of 6.00%, maturing after 5 years	$2,580,000	$2,765,000
Short term advances from the Federal Home Loan Bank of Atlanta:	0	700,000
	$2,580,000	$3,465,000

The Company has available credit of $31,100,000 at the FHLB of Atlanta, Georgia at December 31, 2004. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $417,000, as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2004 was $35,563,484. There were no FHLB advances outstanding at December 31, 2004. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2004 and 2003 was $10,000,000 and $13,500,000, respectively. The average amount outstanding during 2004 and 2003 was $1,548,000 and $2,600,000, respectively.

9. INCOME TAXES

Income tax expense included in the consolidated statements of operations, is comprised of the following:

	Federal	State	Total
Year ended December 31, 2004:			
Current	$ 693,690	$ 56,087	$ 749,777
Deferred	15,965	2,993	18,958
	$ 709,655	$ 59,080	$ 768,735
Year ended December 31, 2003:			
Current	$ 1,078,984	$ 143,759	$ 1,222,743
Deferred	37,764	7,081	44,845
	$ 1,116,748	$ 150,840	$ 1,267,588

Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

	2004	2003
Tax expense at federal income tax rate	$ 850,311	$ 1,255,944
Increase (decrease) resulting from:		
State income tax, net of federal tax benefit	38,994	101,221
Cash surrender value of bank owned life insurance, net of premiums	(94,597)	(97,111)
Tax credit	(33,123)	0
Other	7,150	7,534
	$ 768,735	$ 1,267,588
Effective income tax rate	30.7%	34.3%

Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax assets relate to the following:

	December 31, 2004	December 31, 2003
Allowance for loan losses	$ 431,888	$ 542,838
Unrealized loss on securities available-for-sale	520,495	335,811
Other real estate reserves	25,572	26,356
Other	70,873	63,622
Deferred tax assets	1,048,828	968,627
Depreciation	(511,370)	(553,428)
FHLB stock	(53,437)	(93,859)
Other	0	(3,045)
Deferred tax liabilities	(564,807)	(650,332)
Net deferred tax assets	$484,021	$318,295

There was no valuation allowance during either 2004 or 2003 due to the significant amount of taxes paid in previous years.

10. COMPENSATION AND BENEFITS

The Bank maintains a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $86,144 and $81,679 in fiscal years ended December 31, 2004 and 2003, respectively.

The Company and the Bank have an employment agreement with the chief executive officer which provides for compensation and benefits in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2004 for termination is approximately $398,000.

11. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 44,500 of which are available to be granted at December 31, 2004. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair value on the grant date.

A summary of the status of the Company's stock option plan at December 31, 2004 and 2003 and the changes during the years then ended is as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	91,333	$ 9.34	100,060	$ 9.41
Granted	0	0	0	0
Exercised	(20,967)	9.44	(8,727)	10.12
Forfeited	0	0	0	0
Outstanding at end of year	70,366	$ 9.30	91,333	$ 9.34
Exercisable at end of year	70,366	$ 9.30	91,333	$ 9.34
Fair value of options granted	N/A		N/A	

The following table summarizes information about these stock options at December 31, 2004:

Exercise Price	Number outstanding At December 31, 2004	Remaining Contractual Life
$ 8.81	44,500	2 years
$10.13	25,866	4.4 years
	70,366	

As of Decemb...

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INTEREST REVENUE:		
Interest on loans	$ 7,293,812	$ 8,299,438
Interest and dividends on securities	3,298,187	2,963,742
Other interest	44,212	23,795
	10,636,211	11,286,975
INTEREST EXPENSE:		
Interest on deposits	3,199,205	3,710,431
Interest on borrowed funds	173,181	195,095
Interest on subordinated debentures	143,823	0
	3,516,209	3,905,526
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	7,120,002	7,381,449
PROVISION FOR LOAN LOSSES	588,000	963,374
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,532,002	6,418,075
NONINTEREST INCOME:		
Fees and service charges on deposit accounts	948,765	963,606
Service fee income, net	163,953	162,600
Fees and charges on loans	189,196	173,824
Bank owned life insurance	282,856	285,622
Net gain (loss) on sale or write-down of:		
Loans held for sale	541,447	901,879
Real estate owned	11,037	(55,718)
Premises and equipment	0	13,500
Securities available-for-sale	(373,841)	399,827
	1,763,413	2,845,140
NONINTEREST EXPENSE:		
Compensation and benefits	3,407,562	3,215,696
Occupancy	1,059,261	1,020,285
Marketing and professional	239,117	249,401
Other	1,088,560	1,083,881
	5,794,500	5,569,263
INCOME BEFORE INCOME TAXES	2,500,915	3,693,952
INCOME TAX EXPENSE	768,735	1,267,588
NET INCOME	$ 1,732,180	$ 2,426,364
Basic earnings per share	$ 1.11	$ 1.53
Diluted earnings per share	$ 1.09	$ 1.50
Cash dividends per share	$ 0.43	$ 0.40
Weighted average basic shares outstanding	1,557,454	1,586,044
Weighted average diluted shares outstanding	1,596,253	1,620,302

See accompanying notes to these consolidated financial statements.

12. STOCKHOLDERS' EQUITY

Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2005, approximately $1.8 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

As of December 31, 2004 and 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31, 2004 for the Company and the Bank are as follows:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollar Amounts in Thousands)			
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$24,647	20.8%	≥$9,459	≥8.0%	N/A	N/A
Pinnacle Bank	21,647	18.3	≥ 9,459	≥8.0	≥$11,824	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	23,480	19.9	≥4,729	≥4.0	N/A	N/A
Pinnacle Bank	20,480	17.3	≥4,729	≥4.0	≥7,094	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	23,480	11.2	≥8,391	≥4.0	N/A	N/A
Pinnacle Bank	20,480	9.8	≥8,391	≥4.0	≥10,489	≥5.0
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$24,163	20.1%	≥$9,635	≥8.0%	N/A	N/A
Pinnacle Bank	20,713	17.2	≥ 9,635	≥8.0	≥$12,043	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	22,696	18.8	≥4,817	≥4.0	N/A	N/A
Pinnacle Bank	19,246	16.0	≥4,817	≥4.0	≥7,226	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	22,696	10.8	≥8,375	≥4.0	N/A	N/A
Pinnacle Bank	19,246	9.2	≥8,375	≥4.0	≥10,468	≥5.0

As of December 31, 2004, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulators definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

On April 25, 2003, the Company announced a stock repurchase program to acquire up to 80,000 shares of common stock. As of December 31, 2004, the Company had repurchased 74,600 shares at an average price of $14.71 per share. On June 10, 2004, the Company announced a supplemental stock repurchase program to acquire an additional 5% of the Company's outstanding shares outstanding upon completion of its current repurchase program, or 77,169 shares. This program supplements the Company's current repurchase program. The repurchase programs are dependent upon market conditions and other requirements, and there is no guarantee as to the exact number of shares to be repurchased by the Company.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods.

The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

	2004		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the year	$ (859,850)	$311,790	$ (548,060)
Reclassification for adjustments for losses included in net earnings	373,841	(127,106)	246,735
Net change in unrealized losses on securities	$ (486,009)	$ 184,684	$ (301,325)

	2003		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the year	$ (1,439,531)	$ 544,622	$ (894,909)
Reclassification for adjustments for gains included in net earnings	(399,826)	135,941	(263,885)
Net change in unrealized gains on securities	$ (1,839,357)	$ 680,563	$ (1,158,794)

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and ... recorded on the consolidated statements of financial condition.

Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

BEST AVAILABLE COPY

	At December 31, 2004		At December 31, 2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
ASSETS:				
Cash on hand and in banks	$ 3,451	$ 3,451	$ 3,519	$ 3,519
Interest-bearing deposits in other banks	485	485	256	256
Securities available-for-sale	89,025	89,025	83,325	83,325
FHLB stock	417	417	732	732
Loans held for sale	1,206	1,206	1,428	1,431
Loans receivable, net	99,600	101,258	105,477	107,645
Accrued interest receivable	1,254	1,254	1,362	1,362
LIABILITIES:				
Deposits	$ 179,966	$ 180,781	$ 179,939	$ 180,447
Subordinated Debt	3,093	3,093	3,093	3,093
Borrowed funds	2,580	3,126	3,465	3,642
Accrued interest payable	499	499	440	440

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks and Interest-Bearing Deposits in Other Banks. The carrying value of high liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approxim their fair values. The carrying amount of accrued interest in these instruments approximates its fair value.

Securities Available-For-Sale and Loans Held for Sale. Substantially all of the Company's securities avail for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. values for these securities are based on quoted market prices, where available. If not available, fair value based on market prices of comparable instruments. The carrying amount of accrued interest on these instru approximates its fair value.

FHLB Stock. The FHLB has historically repurchased their stock at cost, as no readily available market Therefore the carrying amount is considered a reasonable estimate of its fair value.

Loans Receivable, Net. For loans with rates that are repriced in coordination with movements in market with no significant credit risk, fair value estimates are based on carrying values. The fair value for certain loans is based on quoted market prices of similar loans sold in conjunction with securitization tra adjusted for differences in loan characteristics. The fair values for other loans are estimated by discour cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair value.

Deposits. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

Subordinated Debt. The carrying amount of subordinated debt approximates its fair value.

Borrowed Funds. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

Off-Balance Sheet Items. Off-balance sheet financial instruments include commitments to extend credit and letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, and are for short periods, and have no significant credit exposure.

14. CONTINGENCIES

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

15. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

STATEMENTS OF CONDITION

DECEMBER 31, 2004 AND 2003
(In Thousands)

	2004	2003
ASSETS:		
Cash and cash equivalents	$ 12	$ 6
Interest-bearing deposits in other banks	3,035	3,398
Debt issue cost	58	60
Investment in unconsolidated subsidiary	93	93
Investment in subsidiary	19,811	18,980
Other assets	43	0
Total assets	$23,052	$22,537
LIABILITIES:		
Subordinated debt	$ 3,093	$ 3,093
Other liabilities	45	13
Total liabilities	3,138	3,106
STOCKHOLDERS' EQUITY:		
Common stock	18	18
Additional paid in capital	8,419	8,220
Treasury shares at cost	(3,221)	(2,743)
Retained earnings	15,571	14,508
Accumulated other comprehensive loss, net of tax	(873)	(572)
Total stockholders' equity	19,914	19,431
Total liabilities and stockholders' equity	$23,052	$22,537

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In Thousands)

	2004	2003
INCOME:		
Dividend income from Pinnacle Bank	$ 669	$ 1,636
Interest income	40	6
Total income	709	1,642
EXPENSE	149	8
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	560	1,634
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	1,172	792
Net income	$ 1,732	$ 2,426

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In Thousands)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,732	$2,426
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed income of subsidiary	(1,172)	(792)
Increase in other assets	(43)	0
Increase (decrease) in other liabilities	73	(1)
Net cash provided by operating activities	590	1,633
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in trust	0	(93)
Net change in interest bearing deposits in other banks	363	(3,171)
Net cash provided by (used in) investing activities	363	(3,264)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of shares of common stock	(477)	(1,245)
Proceeds from stock options exercised	199	88
Debt issue cost paid	0	(60)
Proceeds from issuance of subordinated debt	0	3,093
Cash dividends paid	(669)	(634)
Net cash (used in) provided by financing activities	(947)	1,242
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6	(389)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6	395
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12	$ 6

16. INVESTMENT IN AFFILIATED COMPANIES (unaudited)

Investments in affiliated companies accounted for under the equity method consist of 100% of common stock of Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 22, 2003. Summary unaudited financial information for the Trust as of December 31, 2004 and 2003 follows (dollars in thousands):

SUMMARY BALANCE SHEET

(In thousands)

	2004	2003
ASSETS:		
Investment in subordinated debentures issued by Pinnacle Bancshares, Inc.	$ 3,093	$ 3,093
LIABILITIES:	$ 0	$ 0
EQUITY:		
Trust preferred securities	3,000	3,000
Common stock (100% owned by Pinnacle Bancshares, Inc.)	93	93
TOTAL EQUITY	3,093	3,093
TOTAL LIABILITIES & EQUITY	$ 3,093	$ 3,093

SUMMARY INCOME STATEMENT

(In thousands)

	2004	2003
INCOME:		
Interest income from subordinated debentures issued by Pinnacle Bancshares, Inc.	$ 144	$ 0
NET INCOME:	$ 144	$ 0

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2004 and 2003 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2004:				
Interest revenue	$2,617,329	$2,692,624	$2,663,150	$2,663,108
Interest expense	856,603	863,679	876,902	919,025
Net interest income after provision for loan losses	1,613,726	1,681,945	1,639,248	1,597,083
Noninterest income	441,345	617,758	197,957	506,353
Noninterest expense	1,427,453	1,458,537	1,382,914	1,525,596
Net income	418,679	553,121	309,358	451,022
Basic earnings per share	0.27	0.35	0.20	0.29
Diluted earnings per share	0.26	0.35	0.20	0.28
Year Ended December 31, 2003:				
Interest revenue	$2,923,430	$2,909,968	$2,758,603	$2,694,974
Interest expense	1,113,052	1,031,955	916,249	844,270
Net interest income after provision for loan losses	1,542,878	1,610,513	1,495,354	1,769,330
Noninterest income	898,611	687,526	775,581	483,422
Noninterest expense	1,363,419	1,391,845	1,404,873	1,409,126
Net income	703,677	595,327	571,207	556,153
Basic earnings per share	0.43	0.38	0.36	0.36
Diluted earnings per share	0.42	0.37	0.36	0.35

CORPORATE INFORMATION
Directors -- Pinnacle Bancshares, Inc.
and Pinnacle Bank

Greg Batchelor
President, Dependable True Value Hardware, Inc.

O. H. Brown
Haynes, Downard, Andra & Jones, LLP

James W. Cannon
Retired

Max Perdue
Retired

Sam W. Murphy
Chairman of the Board & Chief Executive Officer,
Murphy Manufacturing, Inc.

Robert B. Nolen, Jr.
President
Pinnacle Bancshares, Inc.
Pinnacle Bank

Al H. Simmons
Chairman of the Board
Pinnacle Bancshares, Inc.
Pinnacle Bank
Insurance Agent, Pittman & Associates, Inc.

J. T. "Jabo" Waggoner
Consultant,
Birmingham Business Consultants, LLC

Melvin R. Kacharos
Retired
(Director Emeritus)

Executive Officers -- Pinnacle Bancshares, Inc.

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Vice President & Corporate Secretary

Marie Guthrie
Treasurer

Officers – Pinnacle Bank

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Senior Vice President Banking Services
& Corporate Secretary

Marie Guthrie
Vice President & Controller

Alan Grice
Vice President – Lending & Business Development

Donna Hyde
Vice President- Lending

Rick Brown
Vice President- Loan Servicing
& Compliance Officer

Jaye Ottinger
Vice President – Mortgage Lending

Carl Schoettlin
Vice President – Lending

Brenda Steele
Vice President & I.S. Officer
& GLBA Security Officer

Pam Elliott
Haleyville Regional President

Tracy Rye
Vice President – Lending

Edward A. Davidson
Birmingham Regional President

Susie Roberts
Vice President-Office Manager – Sumiton

David Davis
Vice President-Secondary Marketing

Offices

Main Office, 1811 2nd Avenue/Jasper, AL 35502-1388 (205/221-4111)
Mall Office, 204 Highway 78 East/Jasper, AL 35501 (205/221-1322)
Sumiton Office, 790 Highway 78 East/Sumiton, AL 35148 (205/648-6091)
Haleyville Office, 1012 20th Street/Haleyville, AL 35565 (205/486-2225)
Birmingham South, 2013 Canyon Road/Birmingham, AL 35216 (205/822-2265)
Trussville Office, 2064 Gadsden Highway/Trussville, AL 35235 (205/661-9625)

Transfer Agent

Registrar & Transfer Co., Inc.
Cranford, New Jersey

General Counsel

Maddox, MacLaurin, Nicholson & Thornley
Jasper, Alabama

Auditors

KPMG LLP
Birmingham, Alabama

Additional Information

Analysts, stockholders and any other parties interested in obtaining additional information may contact Marie Guthrie at
Post Office Box 1388, Jasper, AL 35502-1388 (205/221-4111)

Annual Meeting

The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc. will be held at CHS Activity Center
204 19th Street East, Jasper, Alabama
at 11:00 a.m. on May 25, 2005

FORM 10-KSB

A copy of the Pinnacle Bancshares, Inc. Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission is available to stockholders of record for the 2005 Annual Meeting without charge upon written request to
Marie Guthrie
Pinnacle Bancshares, Inc.
Post Office Box 1388
Jasper, Alabama 35502-1388